Exhibit 99.1

Genmab and AbbVie Announce Broad Oncology Collaboration

Company Announcement

•	Genmab and AbbVie entered into a broad collaboration to jointly develop and commercialize three of Genmab’s next-generation bispecific antibody products, including epcoritamab
•	Companies establish a discovery research collaboration to create additional differentiated antibody therapeutics for cancer
•	AbbVie to pay Genmab an upfront payment of USD 750 million with total potential milestone payments of up to USD 3.15 billion

Copenhagen, Denmark and North Chicago, Illinois; June 10, 2020 – Genmab A/S (Nasdaq: GMAB) and AbbVie Inc. (NYSE: ABBV) announced today that Genmab and AbbVie have signed a broad collaboration agreement to jointly develop and commercialize three of Genmab’s early-stage investigational bispecific antibody product candidates and enter into a discovery research collaboration for future differentiated antibody therapeutics for cancer. The companies will partner to develop Genmab’s next-generation bispecific antibody programs, epcoritamab (DuoBody®-CD3xCD20), DuoHexaBody®-CD37 and DuoBody-CD3x5T4. The collaboration combines Genmab’s world-class discovery and development engine and next-generation bispecific antibody therapeutic candidates with AbbVie’s deep clinical expertise, innovative antibody-drug conjugate (ADC) platform and global commercial leadership in hematological cancers.

The discovery research collaboration will combine proprietary antibodies from both companies along with Genmab’s DuoBody technology and AbbVie’s payload and ADC technology to select and develop up to four additional differentiated next-generation antibody-based product candidates, potentially across both solid tumors and hematological malignancies. Genmab’s DuoBody-CD3 technology engages and directs cytotoxic T cells selectively to tumors to elicit an immune response towards malignant tumor cells. AbbVie’s ADC technology allows the delivery of a therapeutic toxin directly to cancer cells while sparing normal, healthy cells, providing for a more targeted, less toxic treatment approach.

“This transformative collaboration will allow us to accelerate, broaden and maximize the development of some of our promising early-stage bispecific antibodies, including epcoritamab, with the ultimate goal of bringing these potential therapies much faster to cancer patients,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “Today’s announcement marks the beginning of a new journey for Genmab that combines our world-class knowledge in antibody biology and deep expertise in truly innovative next-generation antibody technology platforms, with AbbVie’s R&D prowess and their leadership position in hematological cancers.”

“Epcoritamab is a strong fit for our robust hematological oncology franchise”, said Michael Severino, M.D., Vice Chairman and President, AbbVie. “By combining the strengths of our two organizations, we can advance the treatment landscape for patients battling cancer.”

Collaboration Details

This collaboration will provide for the joint development and commercialization of the three bispecific antibody therapeutic candidates. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will book net sales in the U.S. and Japan and receive tiered royalties on remaining global sales. For DuoHexaBody-CD37, DuoBody-CD3x5T4 and any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan. For the discovery research partnership, Genmab will conduct Phase 1 studies for these programs. AbbVie retains the right to opt-in to program development.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 25
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/4
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab and AbbVie Announce Broad Oncology Collaboration

Financial Terms

Under the terms of the agreement, AbbVie will pay Genmab USD 750 million in upfront payment with the potential for Genmab to receive up to USD 3.15 billion in additional development, regulatory and sales milestone payments for all programs as well as tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing sales, the parties share in pre-tax profits from the sale of products on a 50:50 basis. Included in these potential milestones are up to USD 1.15 billion in payments related to clinical development and commercial success across the three existing bispecific antibody programs. In addition, if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestone payments.

As a result of this agreement, Genmab is improving its financial guidance for 2020.

OUTLOOK

(DKK million)	Revised Guidance	Previous Guidance
Revenue	9,100 - 9,500	4,750 - 5,150
Operating expenses	(3,850) - (3,950)	(3,850) - (3,950)
Operating income	5,200 - 5,600	850 - 1,250

Revenue

We expect our 2020 revenue to be in the range of DKK 9,100 - DKK 9,500 million, an increase of DKK 4,350 million compared to our previous guidance. The increase is due to nearly 90% of the USD 750 million upfront payment from this agreement being recognized immediately with the remainder being recognized over a number of years. The other elements of our original revenue guidance remain unchanged and are primarily related to DARZALEX royalties of DKK 4,075 – 4,475 million. Such royalties are based on estimated DARZALEX net sales of USD 3.9 – 4.2 billion. We project cost reimbursement income of approximately DKK 475 million which is related to our collaborations with Seattle Genetics and BioNTech. The remainder of our revenue is approximately DKK 200 million and consists of milestones and other royalties.

Operating Expenses

We anticipate our 2020 operating expenses will continue to be in the range of DKK 3,850 – 3,950 million. From the execution date of the agreement, our operating costs will include 50% of the costs for epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4 and 100% of the costs for the discovery research collaboration. We expect that the reduction in our operating costs due to partner contribution to the existing clinical programs will be offset by increased investment to further expand and accelerate the partnership programs.

Operating Result

We now expect our operating income to be approximately DKK 5,200 to DKK 5,600 million in 2020.

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to the achievement of certain milestones associated with our collaboration agreements; the timing and variation of development activities (including activities carried out by our collaboration partners) and related income and costs; DARZALEX sales and corresponding royalties to Genmab; and currency exchange rates (the 2020 guidance assumes a USD/DKK exchange rate of 6.5). The financial guidance assumes that no significant new agreements are entered into during 2020 that could materially affect the results.

Conference Call

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 25
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/4
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab and AbbVie Announce Broad Oncology Collaboration

Genmab will hold a conference call in English to discuss this news today, Wednesday, June 10, 2020, at 6:00 AM CDT / 7:00 AM EDT / 1:00 PM CEST. The dial in numbers are:

+1 855 857 0686 (US participants)

+44 3333000804 (international participants)

Confirmation code: 48035919

A live and archived webcast of the call and relevant slides will be available at www.genmab.com.

About Epcoritamab (DuoBody-CD3xCD20)

Epcoritamab (DuoBody-CD3xCD20) is a bispecific antibody created using Genmab’s proprietary DuoBody technology. Epcoritamab is designed to target CD3, which is expressed on T cells and is part of the T cell receptor signaling complex, and CD20, a clinically well validated therapeutic target. CD20 is expressed on a majority of B cell malignancies, including chronic lymphocytic leukemia (CLL), diffuse large B cell lymphoma (DLBCL), follicular lymphoma (FL) and mantle cell lymphoma (MCL). In a number of laboratory models, epcoritamab has shown highly effective killing of CD20+ tumors and induced potent tumor cell lysis across a panel of B cell tumor lines. Epcoritamab is currently evaluated in a Phase 1/2 study for multiple hematological B cell malignancies.

Complete dose escalation data for epcoritamab was presented at the American Society of Clinical Oncology 2020 (ASCO20) Virtual Scientific Program. The data and preliminary activity from the Phase 1/2 study of subcutaneous epcoritamab in patients with relapsed / refractory B-cell non-Hodgkin lymphoma (B-NHL) are highly encouraging showing substantial single-agent activity for epcoritamab with a manageable safety profile. In the study, epcoritamab induced rapid and deep responses in heavily pretreated patients with B-NHL across different subtypes and no dose-limiting toxicities were observed.

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of three approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Arzerra® (ofatumumab, under agreement with Novartis AG), for the treatment of certain chronic lymphocytic leukemia indications in the U.S., Japan and certain other territories and TEPEZZA™ (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. A subcutaneous formulation of daratumumab, DARZALEX FASPRO™ (daratumumab and hyaluronidase-fihj), has been approved in the U.S. for the treatment of adult patients with certain multiple myeloma indications. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development by Novartis for the treatment of relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

About AbbVie

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 25
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 3/4
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab and AbbVie Announce Broad Oncology Collaboration

AbbVie’s mission is to discover and deliver innovative medicines that solve serious health issues today and address the medical challenges of tomorrow. We strive to have a remarkable impact on people’s lives across several key therapeutic areas: immunology, oncology, neuroscience, eye care, virology, women’s health and gastroenterology, in addition to products and services across its Allergan Aesthetics portfolio. For more information about AbbVie, please visit us at .  Follow @abbvie on Twitter,  Facebook,  Instagram,  YouTube and LinkedIn.

Contacts for Genmab:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

Contacts for AbbVie:

Media:

Adelle Infante

847-938-8745

Adelle.infante@abbvie.com

Investors:

Liz Shea

847-935-2211

Liz.shea@abbvie.com

Forward-Looking Statements for Genmab

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Forward-Looking Statements for AbbVie
Some statements in this news release are, or may be considered, forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. The words “believe,”“expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, failure to realize the expected benefits from AbbVie’s acquisition of Allergan plc (“Allergan”), failure to promptly and effectively integrate Allergan’s businesses, competition from other products, challenges to intellectual property, difficulties inherent in the research and development process, adverse litigation or government action, changes to laws and regulations applicable to our industry and the impact of public health outbreaks, epidemics or pandemics, such as COVID-19. Additional information about the economic, competitive, governmental, technological and other factors that may affect AbbVie's operations is set forth in Item 1A, “Risk Factors,” of AbbVie's 2019 Annual Report on Form 10-K, which has been filed with the Securities and Exchange Commission, as updated by its subsequent Quarterly Reports on Form 10-Q. AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO™ are trademarks of Janssen Pharmaceutica NV. TEPEZZA™ is a trademark of Horizon Therapeutics plc.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 25
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 4/4
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122